21004632

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gallatin Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dana Aden (212)-891-7980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name – *if individual, state last, first, middle name*)

506 Carnegie Ctr., Suite 400 (Address) Princeton (City) NJ (State) 08540 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Youngblood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gallatin Capital LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

Melissa Lugo
Notary Public, State of New York
No. 01LU6256071
Qualified in Queens County
Commission Expires February 21, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

GALLATIN CAPITAL LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2021

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
JUNE 30, 2021

Table of Contents

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS

ASSETS:	
Cash, unrestricted	$ 1,300,823
Fees receivable	3,219,363
Cash, restricted	1,102
Contract assets	106,038
Property and equipment, net of accumulated depreciation	1,220
Right of use asset	924,257
Other assets	69,044
TOTAL ASSETS	$ 5,621,847

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 102,182
Commissions payable	1,397,667
Contract liabilities	156,917
Deferred income tax liability	70,700
Lease liability	924,257
TOTAL LIABILITIES	2,651,723
MEMBERS' EQUITY	2,970,124
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 5,621,847

See Accompanying Notes to Financial Statement

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2021

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Gallatin Capital LLC (the "Company") was formed as a limited liability company in New York on December 4, 2002. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company primarily earns subscription fees from providing capital raising services to hedge funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized in accordance with firm policies.

Revenue and Expense Recognition

Under Topic 606, revenue from contracts is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service.

Recognition
The Company determines revenue recognition through the following five steps:
- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

Significant Judgment
Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues from Hedge Fund Capital Raising: Management Fees, Incentive Fees and Success Fees
The Company engages in raising capital for hedge funds. The Company receives trailer fees, which consist of management fees and incentive fees, from having placed investors at hedge funds and the investor maintaining the funds in that respective hedge fund. Since the only performance obligation is the successful placement of funds, these trailer fees are earned over the lifetime of the investment as long as the investment is in the fund. Incentive fees are only paid and earned at the end of a year if the fund performs at the levels that are necessary to require performance fees. The other way the Company can earn fees, from hedge fund capital raising, is upon the successful placement of money in a hedge fund. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for success fee transactions, as there are no significant actions which the Company needs to take subsequent to this date. All of the management fees and incentive fees on the Statement of Operations were earned over time and all of the Success fees were earned at a point in time.

Advisory fees
The Company engages in advising and consulting of hedge funds.Revenue from these ongoing advisory services is recognized in accordance with their respective agreement, which are over time as services are performed or at a point in time if there is a termination of a contract. All of the advisory fees on the Statement of Operations as of June 30, 2021, were eamed over time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (continued)

Disaggregation of Revenue
All of the Company's revenues, for the year ended June 30, 2021, are disaggregated in the Statement of Operations.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The receivable balances as of July 1, 2020 and June 30, 2021 were $3,773,963 and $3,219,363, respectively.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of July 1, 2020 and June 30, 2021, there were contract asset balances of $197,330 and $106,038, respectively.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of July 1, 2020 and June 30, 2021, there were $209,448 and $156,917, respectively, in contract liabilities.

Income Taxes
The Company is a limited liability company that has elected to be taxed as a partnership. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax and has paid estimated quarterly taxes for the year ended June 30, 2021.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At June 30, 2021, the Company had deferred income tax liabilities of $70,700 related to the New York City Unincorporated Business Tax ("UBT"). The deferred tax liability is primarily related to book to tax differences with respect to accounts receivable and commissions payable. There was no liability for uncertain tax positions at June 30, 2021.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements - Financial Instruments-Credit Losses
In June 2016, the FASB issued Accounting Standards Update "ASU" No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Recent Accounting Pronouncements - Financial Instruments-Credit Losses

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. On July 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in members' capital.

Restricted Cash

Restricted cash consists of a letter of credit that secures the operating lease for the office discussed in Note 6. As of June 30, 2021, the security deposit amount is $1,102.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2021, the Company had net capital of $1,015,212, which was $904,761 in excess of its required net capital of $110,451. The Company's percentage of aggregate indebtedness to net capital was 163%.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2021, the amount in excess of insured limits was $800,823.

Revenue

During the year ended June 30, 2021, approximately 67% of the Company's revenue was from three customers.

Fees Receivable

As of June 30, 2021, approximately 72% of the Company's fees receivable balance was from four customers.

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2021

NOTE 5 – PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of June 30, 2021:

Furniture and fixtures	$	151,034
Office equipment		33,028
Computer software		8,390
		192,452
Less: Accumulated depreciation		191,232
	$	1,220

Depreciation expense for the year ended June 30, 2021 was $1,953.

The estimated useful life of furniture and fixtures is 7 years and the estimated useful lives of office equipment and computer software is 5 years.

NOTE 6 – COMMITMENTS:

Operating Lease

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The standard established a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company uses the incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment, The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamoritzed balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The new standard also provides practical expedients for an entity's ongoing accounting. This means that no ROU assets and lease liabilities are recognized for leases that qualify as short-term. The Company also elected the practical expedient to not separate lease and non-lease components for all of its leases.

The Company has a lease for office space in New York City which expires on June 30, 2023. The lease is secured by a $41,594 deposit held by the landlord, which is included in the other assets on the statement of financial condition. It is accounted for as an operating lease. Maturities of lease liabilities under noncancellable operating leases as of June 30, 2021 are as follows:

2022	$	499,133
2023		499,133
Total undiscounted lease payments		998,266
Less Imputed Interest		(74,009)
Total lease liability	$	924,257

The weighted average remaining lease term is 2 years and the weighted average discount rate used was the three year Treasury rate, as of July 1, 2021, of 7.5%.

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2021

NOTE 7 – INCOME TAXES:

No provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the members report their share of the Company's income or loss on their income tax returns. The tax expense for the period was $62,817.

The Company recognized a deferred income tax liability of $70,700 as of June 30, 2021, for the aggregate amount of timing differences related to the UBT resulted from fees receivables and commission payable. The Company's effective UBT rate for the period July 1, 2020 to June 30, 2021 differs from the statutory rate of 4% due to the treatment of fees receivable, deferred revenue, prepaid expenses, deferred rent, accrued expenses and accounts payable.

NOTE 8 – MEMBERS' EQUITY:

Members' equity consists of 1,000 authorized Class A Units and 1,000 authorized Class B Units.

In accordance with the Company's operating agreement, each Class A and Class B unit shall have the same rights, priorities and preferences; except that each issued and outstanding Class A Unit entitles the holder to full voting power, the right to participate in any meetings vote of Members, or to have notice of such meetings. As of June 30, 2021, there were 300 Class A Units and 0 Class B Units, issued and outstanding.

NOTE 9 - 401K RETIREMENT PLAN

The Company maintains a contributory 401(k) Plan (the"401(k) Plan"). The 401(k) Plan is for the benefit of all eligible employees who may make voluntary contributions to the 401(k) Plan which cannot exceed annual limits set by the Internal Revenue Service. The Employer makes contributions equal to 3% of all eligible employees' total compensation. Contributions are subject to certain limitations. For the year ended June 30, 2021, the Company contributed $15,792 to the 401(k) Plan.

NOTE 10 - COVID 19 IMPACT

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position, results of its operations and/or its cash flows, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 11 - SUBSEQUENT EVENTS

There were member distributions, in the amount of $450,000, made on August 2, 2021.